United States securities and exchange commission logo





                               December 21, 2022

       Massimo Barone
       Chief Executive Officer
       SmartCard Marketing Systems Inc.
       20C Trolley Square
       Wilmington, DE 19806

                                                        Re: SmartCard Marketing
Systems Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2022
                                                            File No. 333-268839

       Dear Massimo Barone:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 16, 2022

       Exhibits

   1.                                                   Please file as Exhibit
23.1 a consent for your independent registered public accounting firm. In this regard,
we note you have filed the auditor report as Exhibit 23.1 instead of a consent.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Massimo Barone
SmartCard Marketing Systems Inc.
December 21, 2022
Page 2

       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,
FirstName LastNameMassimo Barone
                                                         Division of
Corporation Finance
Comapany NameSmartCard Marketing Systems Inc.
                                                         Office of Trade &
Services
December 21, 2022 Page 2
cc:       Evan Costaldo, Esq.
FirstName LastName